UNITED STATES                     OMB APPROVAL
          SECURITIES AND EXCHANGE COMMISSION           OMB Number: 3235-0145
                Washington, D.C. 20549                 Expires: October 31, 2002
                                                       Estimated average burden
                     SCHEDULE 13G                      hours per response...14.9

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*


                            BOWL AMERICA INCORPORATED
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                                (Name of Issuer)

                              CLASS A COMMON STOCK
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                         (Title of Class of Securities)

                                   102565108
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                                 (CUSIP Number)

                               December 31, 2000
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             (Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[x] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 102565108

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1.    Name of Reporting Person.
      Ruth E. Macklin

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2.    Check the Appropriate Box if a Member of a Group (See   (a) [  ]
      Instructions)                                           (b) [  ]

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3.    SEC Use Only

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4.    Citizenship or Place of Organization:  U.S.A.

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

Number of      /5.    Sole Voting Power                     251,866
Shares         /
Beneficial-    /6.    Shared Voting Power                   321,387
ly Owned       /
by Each        /
Reporting      /7.    Sole Dispositive Power                251,866
Person         /
With           /
               /8.    Shared Dispositive Power              321,387


9.    Aggregate Amount Beneficially Owned by Each           573,253
      Reporting Person

10.   Check if the Aggregate Amount in Row (9) Excludes
      Certain Shares (See Instructions)

11.   Percent of Class Represented by Amount in Row (9)     15.27%

12.   Type of Reporting Person (See Instructions)           IN

Item 1.
              (a)   Name of Issuer: Bowl America Incorporated

              (b)   Address of Issuer's Principal Executive Offices:
                                      6446 Edsall Road
                                      Alexandria, VA 22312
Item 2.
              (a)   Name of Person Filing:   Ruth E. Macklin

              (b)   Address of Principal Business Office or, if none, Residence:
                                             170 East 77th St. (Apt. 8D)
                                             New York, New York  10021
              (c)   Citizenship: USA

              (d)   Title of Class of Securities:  Class A Common Stock

              (e)   CUSIP Number:  102565108

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
                                              Not applicable

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

Item 4.       Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

              (a)   Amount beneficially owned:  573,253 shares.
                                                --------------

              (b)   Percent of class:  15.27%
                                       ------

              (c)   Number of shares as to which the person has:

                    (i)    Sole power to vote or to direct the vote
                           251,866 shares.
                           --------------

                    (ii) Shared power to vote or to direct the vote 321,387 shares.
                           --------------

                    (iii) Sole power to dispose or to direct the disposition of 251,866 shares.
                              --------------

                    (iv) Shared power to dispose or to direct the disposition of 321,387 shares.
                              --------------

     At December 31, 2000, the issuer had a total of 3,579,067 shares of Class A Common Stock (which class is registered under Section 12(b) of the Securities Exchange Act of 1934) outstanding and 1,430,085 shares of Class B Common Stock (which class is not publicly held) outstanding. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. The following table sets forth information relating to the beneficial ownership of Class A Common Stock by the reporting person:

         (a)                 (b)                   (c)                     (d)
      Number of           Number of         Number of shares of      Assumed Number of      Column (c)
    Shares of Class    shares of Class         Class A Common        Outstanding Shares        as a
      A Common             B Common          Stock Beneficially      of Class A Common      Percent of
     Stock Owned         Stock Owned               Owned                  Stock             Column (d)
    ------------         -----------               -----                  -----             ----------
    398,685(1)(2)         174,674(1)              573,253               3,753,741             15.27%

(1) Includes 49,845 shares of Class A and 48,760 shares of Class B Common Stock held as co-trustee.

(2) Includes 222,782 shares of Class A Common Stock owned by the ESOP of which Ms. Macklin is co-trustee and of which she disclaims beneficial ownership.

     Ms. Macklin disclaims beneficial ownership of the shares of Class A Common Stock owned by the issuer's 1987 Employee Stock Ownership Plan, if which she is co-trustee. The co-trustees have the right to vote the Class A Common Stock in the trust subject to the direction of employees with respect to shares allocated to their accounts.


Item 5.       Ownership of Five Percent or Less of a Class
               Not applicable.


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

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.
               Not applicable.

Item 7.       Identification and Classification of the Subsidiary Which Acquired
                the Security Being Reported on By the Parent Holding Company
               Not applicable.

Item 8.       Identification and Classification of Members of the Group
          The persons filing this Schedule 13G pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934 are identified in Item 2 above.

Item 9.       Notice of Dissolution of Group
              Not applicable.

Item 10.      Certification
              Not applicable

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Date:      February 8, 2001


                                    Signature: /s/ Ruth E. Macklin
                                               -------------------------------
                                               Ruth E. Macklin


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations


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